UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 29, 2008

Commission File Number: 001-34083

NORTH ASIA INVESTMENT CORPORATION

(Translation of registrant’s name into English)

Jongro Tower 18F, 6 Jongro 2-ga, Jongro-gu, Seoul, Korea

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On July 29, 2008, the initial public offering (“IPO”) of 5,000,000 Units (“Units”) of North Asia Investment Corporation (the “Company”) was consummated. Each Unit consists of one ordinary share, $.0001 par value per share (“Ordinary Shares”), and one Warrant (“Warrant(s)”), each to purchase one Ordinary Share at an exercise price of $7.50 per share. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $50,000,000. The Warrants expire on July 22, 2013 unless earlier redeemed. Once the Warrants become exercisable, they will be redeemable in whole and not in part at a price of $0.01 per Warrant upon a minimum of 30 days’ written notice, but such redemption may only occur if the last sales price of the Ordinary Shares equals or exceeds $13.75 per share for any 20 trading days within a 30-day trading period ending three business days prior to the time that the Company sends the notice of redemption to the warrant holders.

Simultaneously with the consummation of the IPO, the Company consummated the private sale (“Private Sale”) of 2,455,000 warrants (“Sponsors’ Warrants”) at a price of $1.00 per Sponsors’ Warrant, generating total proceeds of $2,455,000. The Sponsors’ Warrants were purchased by Thomas Chan-Soo Kang, the Company’s Chief Executive Officer and member of its Board of Directors, and Allister George Morrison, the Company’s Chairman of the Board. The Sponsors’ Warrants are identical to the Warrants included in the Units sold in the IPO except that the Sponsors’ Warrants may be exercisable for cash or on a cashless basis and are not redeemable by the Company, in each case so long as such Sponsors’ Warrants are held by Messrs. Kang and Morrison or their permitted transferees. Messrs. Kang and Morrison have agreed that the Sponsors’ Warrants will not be sold or transferred by them (except to their permitted transferees) until after the Company has completed a business combination. If the Company does not complete its initial business combination, the $2,455,000 in gross proceeds to the Company from the sale of the Sponsors’ Warrants in the Private Sale will be part of the liquidating distribution to the Company’s public shareholders, and the Sponsors’ Warrants will expire worthless.

Approximately $50,000,000 of proceeds from the IPO and Private Sale (including $2,000,000 in deferred underwriting discounts and commissions) were placed in the Company’s trust account maintained by HSBC (London). These funds will not be released until the earlier of the Company’s consummation of its initial business combination or the Company’s liquidation, other than any amounts released to public shareholders who exercise their conversion rights in connection with the certain stockholder’s votes as described in the Company’s final prospectus, and the Company may withdraw up to an aggregate of $1,500,000, subject to adjustment, or the interest income, earned on the funds held in the trust account.

An audited balance sheet as of July 29, 2008 reflecting receipt of the proceeds upon consummation of the IPO and the Private Sale have been issued by the Company and are included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 4, 2008

By:	/s/ Thomas Chan-Soo Kang
Thomas Chan-Soo Kang
Chief Executive Officer

Contact:

Thomas Chan-Soo Kang

Chief Executive Officer

North Asia Investment Corporation

(822) 2198-3330

FOR IMMEDIATE RELEASE

NORTH ASIA INVESTMENT CORP.

COMPLETES INITIAL PUBLIC OFFERING

Seoul, Korea, July 29, 2008 – North Asia Investment Corporation (AMEX: NHR.U), (the “Company”) announced today that it has completed its initial public offering (the “IPO”) of 5,000,000 units. Each unit consists of one ordinary share and one warrant, which entitles the holder to purchase one ordinary share. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $50,000,000 to the Company. The offering was led by Citi, acting as sole book-running manager and EarlyBirdCapital, Inc., I-Bankers Securities, Inc. and Ladenburg Thalmann & Co. Inc. as co-managers. The offering is being made only by means of a prospectus, copies of which may be obtained from Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220.

Simultaneously with the consummation of the IPO, the Company completed a private placement of 2,455,000 warrants at a price of $1.00 per warrant, generating gross proceeds of $2,455,000. These warrants were purchased by Thomas Chan-Soo Kang, the Chief Executive Officer of the Company and member of the Company’s Board of Directors, and Allister George Morrison, the Company’s Chairman of the Board. The warrants sold in the private placement are identical to the warrants included in the units sold in the IPO except that the warrants will be exercisable for cash or on a cashless basis and will not be redeemable by the Company, in each case so long as they are still held by Messrs. Kang and Morrison or their permitted transferees. Messrs. Kang and Morrison have agreed that the warrants sold in the private placement will not be transferred, assigned or sold by them (except in limited situations) until after the Company has completed its initial business combination.

Of the proceeds received from the consummation of the initial public offering and private placement of warrants, $50,005,000 (or approximately $10.00 per share sold in the initial public offering) was placed in trust. Audited financial statements as of July 29, 2008 reflecting receipt of the proceeds from the IPO and private placement of warrants are being prepared and will be issued by the Company and included as an exhibit to a Report of Foreign Private Issuer on Form 6-K to be filed by the Company with the Securities and Exchange Commission.

North Asia Investment Corporation is a newly organized blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or other similar business combination with one or more operating businesses. The Company’s efforts in identifying a prospective target business will not be limited to a particular industry, although it initially intends to focus its search for a target business on companies that have their principal operations located in Asia with a particular emphasis on the Republic of Korea and the People’s Republic of China.

A registration statement relating to the units was filed and declared effective by the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities of North Asia Investment Corporation, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements inherently involve risks and uncertainties that are detailed in the Company’s prospectus and other filings with the Securities and Exchange Commission and, therefore, actual results could differ materially from those projected in the forward-looking statements. The Company assumes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

# # #

2

Exhibit 99.1

NORTH ASIA INVESTMENT CORPORATION

(a corporation in the development stage)

INDEX

Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet	F-3
Notes to Balance Sheet	F-4 – F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

North Asia Investment Corporation

We have audited the accompanying balance sheet of North Asia Investment Corporation (a corporation in the development stage) (the “Company”) as of July 29, 2008. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of North Asia Investment Corporation (a corporation in the development stage) as of July 29, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.
Roseland, New Jersey
August 1, 2008

NORTH ASIA INVESTMENT CORPORATION

(a corporation in the development stage)

BALANCE SHEET

July 29, 2008
Assets
Current asset, cash	$630,187
Other asset, Restricted Cash Equivalents Held in Trust Account	50,005,000

Total Assets	$50,635,187

Liabilities and Shareholders’ Equity
Liabilities
Accrued Expenses	$4,220
Accrued Offering Costs	395,839
Due to Shareholder	22,500
Note Payable - Shareholder	100,000

Total current liabilities	522,559

Long-term liabilities
Deferred Underwriters’ Fees	2,000,000

Ordinary Shares, 1,999,999 shares subject to possible redemption (at redemption value of approximately $10.00)	20,001,990

Commitments

Shareholders’ Equity
Ordinary Shares, $.0001 par value, authorized 30,000,000 shares, 6,437,500 shares issued and outstanding (including 1,999,999 shares subject to possible redemption)	644
Additional paid-in capital	28,114,712
Deficit accumulated in the development stage	(4,718)

Total shareholders’ equity	28,110,638

Total liabilities and shareholders’ equity	$50,635,187

NORTH ASIA INVESTMENT CORPORATION

(a corporation in the development stage)

NOTES TO BALANCE SHEET

NOTE A— DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

North Asia Investment Corporation (a corporation in the development stage) (the “Company”) was incorporated in the Cayman Islands on December 6, 2007. The Company was formed to acquire, or acquire control of, one or more operating businesses through a merger, stock exchange, stock purchase, asset acquisition, reorganization or other similar business combination. As of July 29, 2008, the Company had not commenced any operations or generated revenues. All activity from the period December 6, 2007 (date of inception) through June 29, 2008 relates to the Company’s formation, capital raising activities and its initial public offering described below. The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting By Development Stage Enterprises”, and is subject to the risks associated with activities of development stage companies. The Company has selected June 30th as its fiscal year end.

The registration statement for the Company’s initial public offering (the “Offering”) described in Note C was declared effective on July 23, 2008. The Company consummated the Offering on July 29, 2008 and simultaneously with such Offering, sold an aggregate of 2,455,000 warrants at $1.00 per warrant to an officer and a director of the Company in a private placement (the “Private Placement”) described in Note D. The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering of units (as defined in Note C below) although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating a business combination with (or acquisition, or acquisition of control, of) one of more operating businesses (“Business Combination”). Further, there is no assurance that the Company will be able to successfully consummate a business combination. Net proceeds of $50,005,000 from the Offering and the Private Placement are held in a trust account (“Trust Account”) and will only be released to the Company upon the earlier of: (i) the consummation of a Business Combination; or (ii) the Company’s liquidation. The Trust Account includes the deferred underwriting discount from the Offering of $2,000,000 which will be paid to the underwriters upon consummation of a Business Combination, as described in Note E. Additionally, up to an aggregate of $1,500,000, of interest earned on the Trust Account balance (net of taxes paid or payable) may be released to the Company to fund operating activities.

The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for shareholder approval. In the event that 40% or more of the outstanding ordinary shares (excluding, for this purpose, those ordinary shares issued prior to the Offering) exercise their redemption rights described below, the Business Combination will not be consummated. Public shareholders voting against a Business Combination will be entitled to redeem their ordinary shares into a pro rata share of the Trust Account (including the additional 4.0% fee of the gross proceeds payable to the underwriters upon the Company’s consummation of a Business Combination), including any interest earned (net of taxes payable and the amount

NORTH ASIA INVESTMENT CORPORATION

(a corporation in the development stage)

NOTES TO BALANCE SHEET

distributed to the Company to fund its working capital requirements) on their pro rata share, if the Business Combination is approved and consummated. However, voting against the Business Combination alone will not result in an election to exercise a shareholder’s redemption rights. A shareholder must also affirmatively exercise such redemption rights at or prior to the time the Business Combination is voted upon by the shareholders. All of the Company’s existing shareholders prior to the Offering, including all of the directors and officers of the Company, have agreed to vote all of the initial ordinary shares held by them in the same manner as a majority of the ordinary shares voted by the Company’s public shareholders are voted. A public shareholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) will be restricted from seeking redemption rights with respect to more than 10% of the ordinary shares sold in the Offering. The Company will require each public shareholder seeking to exercise shareholder redemption rights to certify to the Company, under penalty of perjury, whether such shareholder is acting in concert or as a group with any other shareholder. Such a public shareholder would still be entitled to vote against a proposed extension, if any, and a proposed Business Combination with respect to all ordinary shares owned by him or his affiliates.

In the event that the Company does not consummate a Business Combination within 18 months from the consummation of the Offering, or 24 months from the consummation of the Offering if the Company has entered into a letter of intent, memorandum of understanding, agreement in principle or definitive agreement with respect to a Business Combination within such 18-month period but has not completed such Business Combination within such 18-month period, or 36 months with the extension approved by the shareholders, the proceeds held in the Trust Account will be distributed to the Company’s public shareholders, excluding the existing shareholders to the extent of their initial ordinary shareholdings. In the event of such distribution, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per Unit in the Offering (assuming no value is attributed to the Warrants contained in the Units to be offered in the Offering discussed in Note C).

NOTE B— SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation:

The accompanying balance sheet is presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). At July 29, 2008, the Company had not commenced any operations. All activity through July 29, 2008 relates to the Company’s formation and the proposed public offering described below. Following such offering, the Company will not

NORTH ASIA INVESTMENT CORPORATION

(a corporation in the development stage)

NOTES TO BALANCE SHEET

generate any operating revenues until after completion of its initial business combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents after such offering.

Development Stage Company:

The Company complies with the reporting requirements of SFAS No. 7, “Accounting and Reporting by Development Stage Enterprises.”

Foreign Currency Translation:

The Company’s reporting currency is the United States (“U.S.”) dollar. The Company maintains a cash account with a bank in Hong Kong, denominated in U.S. dollars, and its expenditures to date have been and are expected to continue to be denominated in U.S. dollars. Accordingly, the Company has designated its functional currency as the United States dollar.

In accordance with SFAS No. 52, “Foreign Currency Translation”, foreign currency balance sheets are translated using the exchange rates as of the balance sheet date. The resulting foreign currency translation adjustments will be recognized in the balance sheet as accumulated other comprehensive income/(loss) within shareholders’ equity.

Foreign currency transaction gains and losses will be included in the statement of operations as they occur.

Restricted cash equivalents held in the trust account:

The amounts held in the Trust Account represent substantially all of the proceeds of the Offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a Business Combination. The funds held in the Trust Account are invested in a money market fund that invests in securities of the United States Government.

Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and restricted accounts in a financial institutions, which potentially may, in the future, exceed the Federal depository insurance coverage of $100,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair value of financial instruments:

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under SFAS No. 107, “Disclosure About Fair Value of Financial Instruments,” approximate the carrying amounts represented in the balance sheet at July 29, 2008.

Recently issued accounting pronouncements:

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations.” SFAS No. 141R replaces SFAS No. 141 and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS No. 141R also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS No. 141R is effective for business combinations occurring in fiscal years, beginning after December 15, 2008, which will require the Company to adopt these provisions occurring in fiscal 2009 and thereafter. We are currently evaluating the impact of applying the provisions of SFAS No. 141(R) on our financial statements.

In December 2007, FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an Amendment of ARB No. 51”. SFAS No. 160 requires reporting entities to present noncontrolling (minority) interests as equity as opposed to a liability or mezzanine equity and provides guidance on the accounting for transactions between an entity and noncontrolling interests. SFAS No. 160 is effective the first fiscal year beginning after December 15, 2008, and interim periods within that fiscal year. SFAS No. 160 applies prospectively as of the beginning of the fiscal year SFAS No. 160 is initially applied, except for the presentation and disclosure requirements which are applied retrospectively for all periods presented subsequent to adoption. The adoption of SFAS No. 160 will not have a material impact on the Company’s financial statements; however, it could impact future transactions entered into by the Company.

In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133”. SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

In May 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – An interpretation of FASB Statement No. 60”. SFAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts. It is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk-management activities. SFAS 163 requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance. Except for those disclosures, earlier application is not permitted. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

The Company does not believe that any other recently issued, but not yet effective, accounting pronouncements if currently adopted would have a material effect on the accompanying balance sheet.

Use of estimates:

The preparation of the balance sheet in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income tax:

The Company complies with SFAS No. 109, “Accounting for Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on

NORTH ASIA INVESTMENT CORPORATION

(a corporation in the development stage)

NOTES TO BALANCE SHEET

enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Effective December 6, 2007 (date of incorporation), the Company adopted the provisions of the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). There were no unrecognized tax benefits as of July 29, 2008. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at July 29, 2008. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviation from its position. The adoption of the provisions of FIN 48 did not have an effect on the Company’s financial position as of July 29, 2008.

NOTE C— PUBLIC OFFERING

On July 23, 2008, the Company sold 5,000,000 units, in the Offering at a price of $10.00 per unit. Each unit consists of one share of the Company’s ordinary shares, $0.0001 par value, and one redeemable ordinary share purchase warrants. Each warrants entitle the holder to purchase from the Company one share of the Company’s ordinary shares at an exercise price of $7.50 per share commencing on later of: (a) July 23, 2009 and (b) the consummation of the Company’s initial Business Combination, and will expire on July 22, 2013, unless earlier redeemed.

The Warrants will be redeemable (i) in whole but not in part, (ii) at a price of $0.01 per Warrant, (iii) upon 30 days prior written notice after the Warrants become exercisable, (iv) if, and only if, the last sales price of the ordinary share is at least $13.75 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is sent, and (v) if, and only if, an effective registration statement covering the ordinary shares issuable upon exercise of the Warrants is current and available throughout the 30-day redemption period. If the Company calls the Warrants for redemption as described above, the Company’s management will have the option to require all holders that wish to exercise to do so on a “cashless” basis. In such event, each holder would pay the exercise price by surrendering the Warrants for that number of ordinary shares equal to the quotient obtained by dividing (i) the product of the number of ordinary shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (ii) the fair market value.

NORTH ASIA INVESTMENT CORPORATION

(a corporation in the development stage)

NOTES TO BALANCE SHEET

The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third day prior to the date on which the notice of redemption is sent to the holders of Warrants. If the Company is unable to deliver registered ordinary shares to the holders upon exercise of the Warrants during the exercise period, there will be no cash settlement of the Warrants and the Warrants will expire worthless.

NOTE D— RELATED PARTY TRANSACTIONS

The Company issued a $100,000 unsecured promissory note to a shareholder, on December 13, 2007. The note is non-interest bearing and is payable on the earlier of December 12, 2008 or the consummation of the Offering.

The Company presently occupies office space provided by a certain shareholder of the Company. Such shareholder has agreed that, until the consummation of the Company’s initial Business Combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such shareholder $10,000 per month for such services.

One of the Company’s shareholders paid $22,500 of offering costs on behalf of the Company. This amount is shown on the balance sheet as due to shareholder and will be repaid free of any interest.

The Company’s existing shareholders have purchased, in consideration for an aggregate purchase price of $25,000, an aggregate of 1,437,500 ordinary shares, after adjustment for certain contributions back to capital (of which up to 187,500 are subject to forfeiture to the extent the underwriters do not exercise their over-allotment option). The existing shareholders have agreed that (1) subject to certain exceptions, the initial ordinary shares will not be sold or transferred until 180 days after the completion of a Business Combination and (2) the initial ordinary shares will not be entitled to a pro rata share of the Trust Account in the event of its liquidation.

A shareholder of the Company, who also acts as a director, and a second director of the Company have purchased in a private placement, 1,841,250 and 613,750 warrants, respectively, for an aggregate of 2,455,000 warrants (the “Sponsors’ Warrants”) simultaneously with the completion of the Offering at a price of $1.00 per warrant (an aggregate purchase price of approximately $2,455,000) from the Company and not as part of the Offering.

The holders of the Sponsors’ Warrants have agreed that, subject to certain exceptions, the Sponsors’ Warrants will not be sold or transferred by them until after the completion of a Business Combination. The Sponsors’ Warrants are identical to the Warrants

NORTH ASIA INVESTMENT CORPORATION

(a corporation in the development stage)

NOTES TO BALANCE SHEET

underlying the Units being offered in the Offering except that the Sponsors’ Warrants (i) are exercisable for cash or on a cashless basis and (ii) are non-redeemable, in each case so long as they are held by the original purchasers of the Sponsors’ Warrants and their permitted transferees. In the event of a liquidation prior to a Business Combination, the Sponsors’ Warrants will expire worthless.

The holders of the ordinary shares held by the founding shareholders, as well as the holders of the Sponsors’ Warrants (and underlying securities), are entitled to registration rights pursuant to an agreement signed on the effective date of the Offering. The holders of the majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of a majority of the ordinary shares held by the founding shareholders may elect to exercise these registration rights at any time commencing 90 days prior to the date the shares are released from escrow. Additionally, the holders of a majority of the Sponsors’ Warrants (or underlying securities) can elect to exercise these registration rights at any time beginning 90 days after the Company consummates its initial Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements

NOTE E— COMMITMENTS

The Company paid to the underwriters a $1,500,000 underwriting discount, representing 3.0% of the offering proceeds, at the closing of the Offering, and is committed to pay up to an additional $2,000,000 deferred underwriting discount currently held in the Trust Account, representing an additional 4.0% fee, payable upon the Company’s consummation of a Business Combination.

The Company has granted the underwriters a 30-day option to purchase up to 750,000 additional units to cover the over-allotment if any. The over-allotment option will be used only to cover a net short position resulting from the initial distribution.